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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of March 2001

                         Commission file number: 1-14824

                               TNT POST GROEP N.V.


                                 Neptunusstraat 41-63
                                 2132 JA Hoofddorp
                                 The Netherlands


                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            FORM 20-F  X   FORM 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                                 YES      NO    X



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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PRESS RELEASE
                                                           Corporate Head Office
                                                               Press Office & PR
                                         Neptunusstraat 41-63, 2132 JA Hoofddorp
                                                Postbus 13000, 1100 KG Amsterdam

                                                        Telephone +3120 500 6221
                                                              Fax +3120 500 7520

Date
27 March 2001

TPG PART OF CONSORTIUM WHICH PROPOSES TO ACQUIRE RENAULT'S LOGISTICS ARM

TPG, through its TNT Logistics division, has announced a stakeholding in Albateam*, the consortium which has today signed an agreement to acquire 100% of Renault's transport and logistics subsidiary, Compagnie d' Affretement et de Transport (C.A.T.). The other participants in the Albateam consortium are the British based vehicle transportation provider Autologic, the Swedish shipping company Wallenius Lines and Renault itself. C.A.T. had a turnover of E1.2 billion in 2000. The proposed transaction is subject to clearance by the European Commission.

TPG's indirect stake in C.A.T. will ensure that TNT's activities in the dynamic logistics sector continue to expand, particularly in France, Spain and South America.

Says Roberto Rossi, TPG's Group Managing Director Logistics: "The participation in C.A.T. provides a perfect fit with our complementary logistics business. We anticipate that this transaction will significantly enhance our service offering in the European logistics market by introducing a new area of expertise - lead contract vehicle logistics - to TNT's existing general contract logistics activities.

*Global Automotive Logistics being the legal entity of Albateam.

TPG, with its two brands TNT and Royal PTT Post, is a global provider of mail, express and logistics services. It employs approximately 130,000 people in 58 countries and serves over 200 countries. The company reported sales of E9.9 billion in 2000. TPG is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG website address is www.tntpost-group.com

TNT Logistics is a division of TPG employing 27,000 people operating in 26 countries, with sales of E2.2 billion in 2000 or 21.8% of the total turnover of the TPG group. The TNT website address is: www.tnt.com

C.A.T. (Compagnie d' Affretement et de Transport) has around 2,500 employees, two-thirds of whom are in France. Its business is divided between new vehicle logistics (which accounts for 64% of the turnover) and general cargo and international business (36%). C.A.T. is solidly established in Europe through its 13 subsidiaries, as well as in Latin America (Brazil, Mexico and Argentina). The C.A.T. website address is: www.groupecat.com

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Certain information contained in this press release is forward looking. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of TNT Post Groep N.V.'s control and which depend on events and circumstances which will occur in the future. These factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to put undue reliance on the forward-looking statements. TNT Post Groep N.V. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please see TNT Post Groep N.V.'s most recent Form 20-F filed with the U.S. Securities and Exchange Commission, including the `Risk Factors' section, for further information about us and factors that may affect these forward-looking statements.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TNT POST GROEP N.V.


                                           By:   /s/ JEROEN BRABERS
                                                 -------------------
                                                 Name: Jeroen Brabers
                                                 Title:  General Counsel




Date: March 27, 2001